Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277702
PROSPECTUS SUPPLEMENT
(to Prospectus dated March 6, 2024)
21,500,000 shares
Crescent Energy Company
Class A Common Stock
We are offering 21,500,000 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”). Unless otherwise stated or the context otherwise indicates, all references to “we,” “us,” “our,” “Crescent” and the “Company” or similar expressions refer to Crescent Energy Company and its subsidiaries.
Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on December 2, 2024 was $14.83 per share, as reported on the NYSE.
Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page S-27.

	Per Share	Total
Price to Public	$14.00	$301,000,000.00
Underwriting Discounts and Commissions(1)	$0.63	$13,545,000.00
Proceeds to Crescent Energy Company, Before Expenses)	$13.37	$287,455,000.00
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(1)See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.
We have granted the underwriters the option to purchase up to an additional 3,225,000 shares of Class A Common Stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.
Delivery of the shares of Class A Common Stock will be made on or about December 5, 2024.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class A Common Stock or determined if the prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
Wells Fargo Securities	KKR	Raymond James	Evercore ISI
Mizuho			Truist Securities
Co-Managers
KeyBanc Capital Markets	Pickering Energy Partners	Stephens Inc.	TPH&Co.
The date of this prospectus supplement is December 3, 2024.

Crescent Energy Company (1)
Proved Reserves at SEC Pricing (1)	1,058.9 MMBoe
Proved Reserves % Liquids / % Developed at SEC Pricing (1)	54% / 65%
Proved PV-10 at SEC Pricing (1)	$9.4 BN
Proved PV-10 at 10/31 NYMEX pricing(2)	$7.6 BN
First Year PDP Decline (%) (1)	25%
Current Operated Rigs	4
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Note: As of December 31, 2023, after giving effect to the Ridgemar Acquisition and the SilverBow Merger (each as defined herein). See “Summary—Summary reserve data based on NYMEX pricing” and “Summary—Summary reserve data based on SEC pricing.”
(1)Our SEC reserves are based primarily on the report prepared by our independent reserve engineers. The SEC reserves of Ridgemar and SilverBow (each as defined herein) are based on the respective reports prepared by Ridgemar’s and SilverBow’s independent reserve engineers.
(2)GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC Pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX Pricing to standardized measure as determined in accordance with GAAP.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT
PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part contains an accompanying prospectus relating to sales of shares of Class A Common Stock and other securities by Crescent Energy Company and gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. Unless otherwise indicated, capitalized terms used but not defined herein have the meaning assigned to them in the registration statement of which this prospectus forms a part. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Incorporation of Certain Information by Reference” in this prospectus supplement. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying prospectus or documents incorporated by reference herein or therein.
You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the underwriters nor any of our or their representatives have authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus supplement and accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, and the information in the accompanying prospectus or contained in any document incorporated by reference is accurate as of the date of such prospectus or document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of the Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

BASIS OF PRESENTATION
Ridgemar Acquisition
On December 3, 2024, we entered into the Ridgemar Acquisition Agreement (as defined herein), as described further under “Summary—Recent Developments.” However, except with respect to estimates of our oil and natural gas reserves and related future net cash flows and present values thereof or unless otherwise indicated, the information set forth in this prospectus supplement, including pro forma financial and operating data, does not include adjustments giving effect to the Ridgemar Acquisition. Pursuant to the exception set forth in Rule 3-05(b)(4) of Regulation S-X, financial statements of an acquired business that does not exceed 50% significance are not required to be included in the registration statement of which this prospectus supplement forms a part. Accordingly, except where otherwise indicated, financial and operating data included or incorporated by reference in this prospectus excludes impact of the Ridgemar Acquisition. Upon completion of the Ridgemar Acquisition, we will file the required financial statements on a Current Report on Form 8-K.
SilverBow Merger; Chesapeake Transaction
On July 30, 2024, we completed our acquisition of SilverBow Resources, Inc. (“SilverBow,” and the transactions in connection with such acquisition, the “SilverBow Merger”). Promptly following the completion of the SilverBow Merger, we completed a series of contributions pursuant to which the assets of SilverBow and its subsidiary became indirectly held by Crescent Energy Finance, LLC. In connection with the SilverBow Merger, we issued 51.6 million shares of Class A Common Stock and paid $382.4 million in cash, including amounts payable in respect of outstanding SilverBow equity awards. As of the closing date of the SilverBow Merger, former SilverBow shareholders own approximately 22% of the combined company on a fully diluted basis. Unless otherwise indicated, information set forth herein relates to the results of operations for the combined company for the periods ended September 30, 2024, and does not include any financial information for SilverBow for the periods ended December 31, 2023.
On November 30, 2023, a subsidiary of SilverBow completed the acquisition of Chesapeake Energy Corporation’s oil and gas assets in South Texas (the “South Texas Rich Properties,” and such acquisition, the “Chesapeake Transaction”). Total consideration for the Chesapeake Transaction was approximately $700 million, comprised of $650 million paid in cash at closing of the Chesapeake Transaction and an additional $50 million deferred cash payment to be paid in December 2024. The sellers in the Chesapeake Transaction may also receive up to $50 million in additional contingent cash consideration based on future commodity prices.
The SilverBow Merger and the Chesapeake Transaction are reflected in our historical financial statements from July 30, 2024, the date of the SilverBow Merger.
Western Eagle Ford Acquisitions
On July 3, 2023, we consummated the previously announced acquisition contemplated by the Purchase and Sale Agreement (the “July Western Eagle Ford Acquisition Agreement”), dated as of May 2, 2023, with Mesquite Comanche Holdings, LLC (“Comanche Holdings”) and SN EF Maverick, LLC (“SN EF Maverick,” and together with Comanche Holdings, the “Seller”), pursuant to which we acquired from the Seller certain interests in oil and gas properties, rights and related assets in the Western Eagle Ford basin (the “July Western Eagle Ford Assets”) for aggregate cash consideration of $592.7 million, including capitalized transaction costs and certain final settlement statement adjustments (the “July Western Eagle Ford Acquisition”). The purchase price was funded by borrowings under our senior secured reserve-based revolving credit agreement (as amended, restated, amended and restated or otherwise modified to date) with Wells Fargo Bank, N.A., as administrative agent for the lenders and letter of credit issuer, and the lenders from time to time party thereto (the “Revolving Credit Facility”) in the amount of $532.7 million, which represented the purchase price after purchase price adjustments less a $60.0 million deposit funded by borrowings under the Revolving Credit Facility made at signing on May 2, 2023 (the “Acquisition Deposit”).
On October 2, 2023, we consummated an unrelated acquisition under a Purchase and Sale Agreement, dated as of August 22, 2023, between our subsidiary and an unaffiliated third party, pursuant to which we agreed to acquire certain incremental working interests in oil and natural gas properties (the “October Western Eagle Ford Acquisition,” and together with the July Western Eagle Ford Acquisition, the “Western Eagle Ford Acquisitions”) in certain of our existing Western Eagle Ford assets from the October Western Eagle Ford Acquisition seller for aggregate cash consideration of approximately $235.1 million, including certain customary purchase price adjustments.
The Western Eagle Ford Acquisitions are reflected in our historical financial statements from July 3, 2023 and October 2, 2023, the date of each respective acquisition.
Pro forma presentation
This prospectus also includes and incorporates by reference certain unaudited “pro forma” financial, operating and reserves data. As used herein and unless expressly provided otherwise, the term “pro forma” when used with respect to any financial, operating and reserves data refers to the historical data of Crescent Energy Company, as adjusted as described herein. Specifically, as applicable based on the periods presented and as more fully discussed in the succeeding paragraph, the pro forma financial, operating data and reserves data includes adjustments relating to the SilverBow Merger, the Chesapeake Transaction and the July Western Eagle Ford Acquisition, as applicable.
Pro forma financial data for the year ended December 31, 2023 gives effect to the SilverBow Merger and the Chesapeake Transaction (together, the “SilverBow Transactions”) and the July Western Eagle Ford Acquisition as if each such transaction had been consummated on January 1, 2023. Pro forma financial data for the nine months ended September 30, 2024 gives effect to the SilverBow Merger as if it had been consummated on January 1, 2023. Pro forma financial data contains certain reclassification adjustments to conform the respective historical financial statement presentation of SilverBow, the South Texas Rich Properties and the July Western Eagle Ford Assets to Crescent Energy Company’s financial statement presentation. Further, the pro forma financial data does not give pro forma effect to the Ridgemar Acquisition.
Pro forma reserve data as of December 31, 2023 gives effect to the Ridgemar Acquisition and SilverBow Merger as if each had been completed on December 31, 2023. Pro forma reserve data generally represents the arithmetic sum of the proved reserves, standard measure of discounted future net cash flows (the “standardized measure”), the pre-tax undiscounted present value of such reserves (“PV-0”) and pre-tax undiscounted present value of such reserves discounted at ten percent (“PV-10”) attributable to Crescent Energy Company, Ridgemar and SilverBow. The proved reserves of each of Ridgemar and SilverBow are based on their respective development plans and reserve engineers’ reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for Ridgemar and SilverBow may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2023.
In each case, the pro forma data is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition, the operating results or reserves estimates that would have been achieved if the Ridgemar Acquisition, SilverBow Transactions and the Western Eagle Ford Acquisitions, as applicable, had taken place on the specified dates. Accordingly, future results may vary significantly from the results reflected in such pro forma data and should not be relied on as an indication of future results. See our unaudited pro forma combined financial statements and the related notes thereto incorporated by reference herein for additional information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and natural gas liquids (“NGL”) production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:
•our ability to integrate operations or realize any anticipated operational or corporate synergies and other benefits of the Ridgemar Acquisition, if completed, and SilverBow Merger;
•the risk that each of the Ridgemar Acquisition, if completed, and SilverBow Merger may not be accretive, and may be dilutive, to Crescent’s earnings per share, which may negatively affect the market price of Crescent Class A Common Stock;
•risks relating to the Ridgemar Acquisition, including the risk that we may fail to complete the Ridgemar Acquisition and/or realize the expected benefits therefrom;
•commodity price volatility;
•our business strategy;
•our ability to identify and select possible additional acquisition and disposition opportunities;
•capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;
•the impact of sales hereunder to the trading price of our Class A Common Stock;
•risks and restrictions related to our debt agreements and the level of our indebtedness;
•our reliance on KKR Energy Assets Manager LLC (the “Manager”) as our external manager;
•our hedging strategy and results;
•realized oil, natural gas and NGL prices;
•political and economic conditions and events in the United States and in foreign oil, natural gas and NGL producing countries, including embargoes, recent elections (including political and regulatory developments resulting therefrom), and associated political volatility, continued hostilities in the Middle East, including the Israel-Hamas conflict, and heightened tensions in Iran, Lebanon and Yemen, and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;
•general economic conditions, including the impact of inflation and associated changes in monetary policy;
•the impact of central bank policy actions and disruptions in the capital markets;
•the severity and duration of public health crises and any resultant impact on governmental actions, commodity prices, supply and demand considerations, and storage capacity;

•timing and amount of our future production of oil, natural gas and NGLs;
•a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;
•unsuccessful drilling and completion activities and the possibility of resulting write downs; S-iv
•our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;
•shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel, including any delays and/or supply chain disruptions due to increased hostilities in the Middle East;
•adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;
•incorrect estimates associated with properties we acquire, including the assets associated with the Ridgemar Acquisition, relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;
•hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;
•limited control over non-operated properties;
•title defects to our properties and inability to retain our leases;
•our ability to successfully develop our large inventory of undeveloped acreage;
•our ability to retain key members of our senior management and key technical employees;
•risks relating to managing our growth, particularly in connection with the integration of significant acquisitions;
•our ability to successfully execute our growth strategies;
•impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation that may negatively impact the future production of oil and natural gas or drive the substitution of renewable forms of energy for oil and natural gas;
•federal and state regulations and laws, including the Inflation Reduction Act of 2022 (as defined herein);
•our ability to predict and manage the effects of actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and agreements to set and maintain production levels, including as a result of the recent extension of production cuts by OPEC, which may be exacerbated by the increased hostilities in the Middle East and heightened tensions with Iran, Lebanon and Yemen;
•information technology failures or cyberattacks;
•changes in tax laws;
•effects of competition; and
•seasonal weather conditions.
We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, other risks related to the Ridgemar Acquisition and SilverBow Merger, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, including restrictions due to elevated interest rates, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in each of our Annual Report on Form 10-K for the year ended December 31, 2023 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, respectively, each incorporated herein by reference.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement.

SUMMARY
This summary highlights information included elsewhere in, or incorporated by reference into, this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus, together with the additional information described under “Information Incorporated by Reference,” before investing in our Class A Common Stock. The information presented in this prospectus supplement assumes, unless otherwise indicated, that the underwriters’ option to purchase additional shares of Class A Common Stock is not exercised. Unless otherwise indicated, the estimates of our proved reserves as of December 31, 2023 are based primarily on a report prepared by Ryder Scott, our independent reserve engineer, a summary of which is incorporated by reference into this prospectus, which we refer to herein as our “reserve report.”
Our Company
Overview
We are a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Our long-life, balanced portfolio combines stable cash flows from low-decline production with deep, high quality development inventory. Our activities are focused in Texas and the Rocky Mountain region.
Our free cash flow-focused portfolio includes a balanced set of oil and natural gas assets in proven onshore U.S. basins with substantial existing production, a low decline rate and an acreage position that is 96% held by production as of December 31, 2023. Based on forecasts used in our reserve report, the Ridgemar reserve report and the SilverBow reserve report, our proved developed producing (“PDP”) reserves as of December 31, 2023 have estimated average five-year and ten-year annual decline rates of approximately 16% and approximately 13%, respectively, and an estimated 2024 PDP decline rate of approximately 25%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our return of capital framework. We have a robust inventory of attractive operated undeveloped locations, providing for optimal flexibility to maintain or grow our production base. While many operators in our industry have historically focused on the capital intensive pursuit of high production growth rates, our management team has a track record of selectively acquiring cash flow oriented assets, operating them more profitably and making disciplined, returns focused reinvestment decisions to drive free cash flow generation. Our portfolio is enhanced and complemented by our additional interests in mineral acreage and midstream infrastructure, which provide operational benefits and enhance our cash flow margins. Through the combination of our asset profile, our disciplined risk management and premier operational capabilities, we intend to generate attractive risk adjusted returns and substantial free cash flow while maintaining a commitment to low leverage and prudent risk management.
We have built a substantial portfolio of reserves, production, cash flows and reinvestment opportunities.
Our portfolio of assets:
•at December 31, 2023, consisted of 548.2 net MMBoe (or 1,058.9 net MMBoe after giving effect to each of the Ridgemar Acquisition and SilverBow Merger) of proved reserves, of which approximately 64% were liquids (or 54% after giving effect to each of the Ridgemar Acquisition and SilverBow Merger), reflecting $5.3 billion in standardized measure and $5.6 billion and $4.4 billion, respectively (or $9.4 billion and $7.3 billion, respectively, after giving effect to each of the Ridgemar Acquisition and SilverBow Merger), in net proved and net proved developed (“PD”) present value discounted at a 10% discount rate;
•during the year ended December 31, 2023, produced 149 net MBoe/d and during the nine months ended September 30, 2024 produced 183 net MBoe/d (with the Ridgemar Acquisition and SilverBow Transactions, together, to add production of approximately 103 net MBoe/d and 89 net MBoe/d, respectively); and

•during the year ended December 31, 2023, generated $322.0 million of net income, $935.8 million of net cash provided by operating activities, $1,022.7 million of Adjusted EBITDAX and $310.2 million of Levered Free Cash Flow (or $844.4 million of net income, $1,829.4 million of Adjusted EBITDAX and $578.6 million of Levered Free Cash Flow after giving effect to the SilverBow Transactions and July Western Eagle Ford Acquisition), and during the nine months ended September 30, 2024, generated $32.3 million of net income, $1,063.5 million of Adjusted EBITDAX and $370.7 million of Levered Free Cash Flow (or $173.6 million of net income, $1,526.6 million of Adjusted EBITDAX and $450.3 million of Levered Free Cash Flow after giving effect to the SilverBow Transactions).
For definitions of Adjusted EBITDAX and Levered Free Cash Flow, including reconciliations to the nearest U.S. generally accepted accounting principles (“GAAP”) measures, see “—Summary Historical Financial Data—Summary historical and pro forma financial data of Crescent Energy Company—Non-GAAP Financial Measures.”
Free cash flow-focused portfolio promotes return of capital to investors
We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the stable nature of our producing assets combined with our risk management approach, hedging strategy and low leverage profile provides us the ability to generate strong free cash flow in a variety of commodity price environments, which positions us to maintain financial strength and maximize returns while limiting downside risk and consistently return capital to our stockholders. Our asset base, which includes oil and natural gas assets in proven onshore basins such as the Eagle Ford and Rockies, is composed of producing properties with substantial production and hedged cash flow that are complemented by an extensive inventory of reinvestment opportunities on our undeveloped acreage. We believe that our producing assets will provide us with significant flexibility to maintain and grow our asset base and free cash flow through disciplined reinvestment in our portfolio of identified development opportunities. Our estimated 2024 PDP decline rate of approximately 25%, based on forecasts used in our reserve report, and inclusive of the assets acquired in the Ridgemar Acquisition (the “Ridgemar Assets”) and the SilverBow Merger (the “SilverBow Assets”), is substantially lower than the industry average. The low decline nature of our asset base requires minimal reinvestment to maintain our production, and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio and strategic acquisitions. While many of our peers have historically outspent their cash flows, we have averaged a reinvestment rate, which we define as our historical capital expenditures (excluding acquisitions) over a specified period as a percentage of our historical Adjusted EBITDAX for such period, of approximately 45% of Adjusted EBITDAX since 2019. This highlights management’s capital discipline and commitment to returning capital to stockholders. Adjusted EBITDAX is a non-GAAP financial measure, as discussed further under “—Summary Historical Financial Data—Summary historical and pro forma financial data of Crescent Energy Company—Non-GAAP financial measures.”
Our return of capital framework includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $150 million of our outstanding shares of Class A Common Stock and/or OpCo Units (with the cancellation of a corresponding number of shares of Class B Common Stock). We have approximately $120 million of repurchase authorization remaining as of September 30, 2024. Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile. See “Dividend Policy.”
Low-decline production base underpins free cash flow generation
Our reserves are generally long-lived and characterized by relatively low production decline rates, affording us significant capital flexibility and an ability to efficiently hedge material quantities of future expected production. Based on forecasts used in our reserve report, Ridgemar’s reserve report and SilverBow’s reserve report, our PDP reserves as of December 31, 2023, inclusive of the Ridgemar Assets and the SilverBow Assets, have estimated average five-year and ten-year annual decline rates of approximately 16% and approximately 13%, respectively, and an estimated 2024 PDP decline rate of approximately 25%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our return of capital framework. Our properties located in the Eagle Ford and Rockies represent approximately 76% of our proved reserves as of December 31, 2023, and provide us with diversification from both a regional location and commodity price perspective, which provides us certain downside protection as it relates to commodity-specific pressures, isolated infrastructure constraints or severe weather events. Our net proved standardized measure totaled $5.3 billion as of December 31, 2023. The table below illustrates the aggregate reserve volumes associated with our proved assets as of December 31, 2023.

Operating Area	Net Proved Reserves(1)(2)(3)	% Oil & Liquids(1)(2)(3)	Net PD Reserves(1)(2)(3)	2023 Total Net Production	SEC Net PD PV-10(1)(2)(3)(4)	NYMEX(5)(6)(7) Net PD PV-10(1)(2)(3)(4)
	(MMBoe)		(MMBoe)	(MBoe)	(MM)	(MM)
Eagle Ford	262	73%	187	16,191	$2,175	$1,678
Rockies	153	62%	121	23,051	1,313	1,041
Other(7)	133	49%	128	15,291	887	807
Total excluding SilverBow Assets and Ridgemar Assets	548	64%	436	54,533	$4,375	$3,526
SilverBow Assets	446	37%	202	21,667	1,880	1,739
Total including SilverBow Assets	994	52%	638	76,200	$6,255	$5,265
Ridgemar Assets	65	85%	48	5,927	1,006	800
Total including SilverBow and Ridgemar Assets	1,059	54%	686	82,127	$7,261	$6,065
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(1)Our reserves and PV-10 were determined using SEC Pricing. For oil and NGL volumes, the average WTI posted price of $78.22 per barrel as of December 31, 2023, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $2.64 per MMBtu as of December 31, 2023, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $74.71 per barrel of oil, $2.36 per Mcf of natural gas and $27.33 per barrel of NGLs.
(2)SilverBow’s reserves and PV-10 were determined using SEC pricing. The 12-month 2023 average adjusted prices after differentials were $2.30 per Mcf of natural gas, $76.79 per barrel of oil, and $25.43 per barrel of NGL.
(3)Ridgemar’s reserves and PV-10 were determined using SEC pricing. The 12-month 2023 average adjusted prices after differentials were $2.37 per Mcf of natural gas, $78.76 per barrel of oil, and $21.54 per barrel of NGL.
(4)Reflects the net proved and net PD present values reflected in our, Ridgemar’s and SilverBow’s respective proved reserve estimates as of December 31, 2023. PV-10 is not a financial measure prepared in accordance with GAAP because it does not include the effects of income taxes on future revenues.
(5)Our NYMEX reserves and PV-10 were determined using index prices for oil and natural gas, respectively, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on October 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $61.58 per barrel of oil, $3.17 per Mcf of natural gas and $22.45 per barrel of NGLs as of October 31, 2024 for Crescent Energy Company. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC pricing. See “—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing.”
(6)SilverBow’s reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for estimates of quality, transportation fees and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on October 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $63.68 per barrel of oil, $3.04 per Mcf of natural gas and $21.14 per barrel of NGLs as of October 31, 2024 for SilverBow. We believe that the use of forward prices provides investors with additional useful information about reserves estimates, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing.”
(7)Ridgemar’s reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for estimates of quality, transportation fees and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on October 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $65.86 per barrel of oil, $3.20 per Mcf of natural gas and $17.21 per barrel of NGLs as of October 31, 2024 for Ridgemar. We believe that the use of forward prices provides investors with additional useful information about reserves estimates, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing.”
(8)Includes working interest properties located in Mid-Con, Barnett, California and Permian as well as diversified minerals.
Attractive development opportunities
Our asset portfolio includes a robust inventory of attractive reinvestment opportunities that complement our producing assets. As a result, we have the ability to strategically allocate capital to a diverse set of drilling opportunities with the potential to maintain or grow our production and free cash flow, while being able to generate attractive risk-adjusted returns. Our development inventory is low-risk and located in proven basins with substantial well control. Our reinvestment opportunities are all located in well understood basins where we have deep operational experience, and provide us with relatively de-risked opportunities to reinvest a portion of our cash flow from our producing assets. Additionally, we strategically evaluate accretive acquisitions of oil and natural gas assets as well as certain midstream assets and minerals in targeted areas that are complementary to our underlying asset base and are supported by strong cash flow. For example, our current mineral acreage provides operational benefits and enhances our cash flow margins, generating $61.9 million of revenues less direct operating expenses for the year ended December 31, 2023.
Total identified drilling locations
As of December 31, 2023 and including the net drilling locations gained through each of the Ridgemar Acquisition and SilverBow Merger, we have identified 623 net locations as PUD drilling locations. The majority of these locations are on acreage that is held by production and, accordingly, we have limited near term lease obligations, providing us significant flexibility and valuable optionality to reinvest through development over time when asset level returns are strong. This allows us to react quickly to commodity price fluctuations.
Recent Developments
On December 3, 2024, we entered into the Membership Interest Purchase Agreement (the “Ridgemar Acquisition Agreement”) pursuant to which we intend to acquire all of the outstanding equity interests in Ridgemar (Eagle Ford) LLC (“Ridgemar”) for (i) aggregate upfront consideration of approximately $905.0 million, consisting of approximately $805 million in cash (subject to upward adjustment in the event of any decrease to the Ridgemar Stock Consideration (as defined herein)) and up to 7,272,728 shares of our Class A Common Stock (the “Ridgemar Stock Consideration”) and (ii) up to $170.0 million in earn-out consideration paid quarterly in fiscal years 2026 and 2027 based on quarterly NYMEX WTI price of crude oil in fiscal years 2026 and 2027 (collectively, the Ridgemar Consideration”), subject to customary purchase price adjustments (the “Ridgemar Acquisition”).
Ridgemar holds an aggregate approximately 80,000 net acres in the Eagle Ford (90% operated), with net production at the time of acquisition of approximately 20.0 MBoe/d (77% oil-weighted) and a next 12-month decline rate of 33% based on reserve report forecast. As of December 31, 2023, the proved developed reserves associated with the Ridgemar Acquisitions reflect $1.0 billion and $0.8 billion in net present value (discounted at ten percent, or PD PV-10) at SEC pricing as of December 31, 2023 and NYMEX pricing as of October 31, 2024, respectively. For additional information regarding the reserves associated with the Ridgemar Acquisition, see “—Summary Reserve and Operating Data.”
The Ridgemar Acquisition is expected to close in the first quarter of 2025, subject to customary closing conditions and regulatory approvals. We expect to use the proceeds of this offering to fund a portion of the cash consideration for the Ridgemar Acquisition. We expect to fund the remaining portion of the cash consideration with cash on hand, availability under our Credit Agreement or, opportunistically to the extent market conditions warrant, other capital markets offerings as appropriate. No assurance can be given that the Ridgemar Acquisition will be completed on the terms currently contemplated or at all. If the Ridgemar Acquisition is not completed, the proceeds from this offering will be used to reduce the borrowings outstanding under our Revolving Credit Facility or for general corporate purposes.

Commodity Hedging Program
A key tenet of our focused risk management effort is an active economic hedging strategy to mitigate near-term price volatility while maintaining long-term exposure to underlying commodity prices. Our hedging program limits our near-term exposure to product price volatility and allows us to protect the balance sheet and corporate returns through commodity cycles and return capital to investors. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any of the floating rate over the fixed ceiling. As of October 31, 2024, our derivative portfolio had an aggregate notional value of approximately $3.1 billion. We determine the fair value of our oil and natural gas commodity derivatives using valuation techniques that utilize market quotes and pricing analysis. Inputs include publicly available prices and forward price curves generated from a compilation of data gathered from third parties.
The following table details our net volume positions by commodity as of October 31, 2024.

Production Period	Volumes	Weighted Average Fixed Price
	(in thousands)
Crude oil swaps – WTI (Bbls):
2024	2,173	$71.91
2025	7,537	$72.87
2026	1,746	$69.00
2026 (1)	2,738	$76.31
Crude oil swaps – Brent (Bbls):
2024	24	$78.19
Crude oil collars – WTI (Bbls):
2024	1,861	$63.15	-	$81.29
2025	5,576	$62.33	-	$79.10
2025 (2)	1,460	$60.00	-	$85.00
2026	273	$64.00	-	$71.50
2026 (3)	730	$65.00	-	$76.00
Crude oil collars – Brent (Bbls):
2024	37	$65.00	-	$100.00
2025	365	$65.00	-	$91.61
Natural gas swaps (MMBtu):
2024	17,518	$3.97
2025	55,205	$3.97
2026	41,745	$3.98
Natural gas collars (MMBtu):
2024	5,612	$3.66	-	$4.92
2025	74,009	$3.12	-	$5.74
2026	40,100	$3.02	-	$4.65
NGL swaps (Bbls):
2024	329	$25.92
2025	1,460	$23.88
Crude oil basis swaps (Bbls):
2024	1,647	$1.51

Production Period	Volumes	Weighted Average Fixed Price
	(in thousands)
2025	10,946	$1.69
2026	2,006	$1.95
Natural gas basis swaps (MMBtu):
2024	19,935	$(0.31)
2025	104,167	$(0.27)
2026	76,600	$(0.44)
2027	29,200	$(0.42)
Calendar Month Average roll swaps (Bbls):
2024	1,739	$0.51
2025	6,570	$0.43
_______________
(1)     Represents outstanding crude oil swap options exercisable by the counterparty until December 2025.
(2)     Represents outstanding crude oil collar options exercisable by the counterparty until December 2024.
(3)     Represents outstanding crude oil collar options exercisable by the counterparty until December 2025.
Our Relationship with the KKR Group
On December 7, 2021, in connection with the closing of the transactions with Contango Oil & Gas Company (the “Merger Transactions”), we entered into the management agreement (the “Management Agreement”), dated as of December 7, 2021, by and between us and the Manager, that engages the Manager to provide certain management and investment advisory services to us and our subsidiaries. Our management team provides services to us pursuant to the Management Agreement. In connection with the SilverBow Merger, we entered into an amendment to the Management Agreement with the Manager pursuant to which the incremental Management Fee (as defined in the Management Agreement) related to the shares issued in the SilverBow Merger was limited to $9.0 million per annum. In connection with the Ridgemar Acquisition, a second amendment to the Management Agreement was entered into pursuant to which the incremental Management Fee related to the Ridgemar Stock Consideration and the shares issued in connection with this offering will be limited to $5.0 million per annum
The Manager is an indirect subsidiary of KKR& Co. Inc. (“KKR,” and together, with its subsidiaries, the “KKR Group”) and a part of the KKR Group. The KKR Group is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions.
Pursuant to the Management Agreement, the Manager has agreed to provide us with management services, including senior members of our full executive and corporate management teams, and other assistance, including with respect to strategic planning, risk management, identifying and screening potential acquisitions, identifying and analyzing sustainability issues and providing such other assistance as we may require. Furthermore, entities affiliated with the KKR Group invested in our predecessor, helped found the strategy we have employed since 2011 and continue to hold a significant investment in our company.
Through our integration with the KKR Group’s global platform, we believe that we benefit from: the power of the “KKR” brand; KKR Global Macro and Asset Allocation, which assists with assessing the impact of macroeconomic factors on potential investments and helps identify market opportunities; KKR Capital Markets, which assists with optimizing the capital structure of investments and underwrites and arranges debt, equity and other forms of financing for both KKR portfolio companies and independent clients; KKR Public Affairs, which, together with the KKR Global Institute, provides insight into public policy, government and regulatory affairs, including experience working with key stakeholders, such as labor unions, industry and trade associations and non-governmental organizations, and sustainability issues and opportunities; and KKR Capstone, which creates value by assisting with due diligence and identifying and delivering sustainable operational performance improvements within the KKR Group’s portfolio companies.

For additional information regarding our Management Agreement and our relationship with the KKR Group, see “Item 1A, Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated herein by reference.
Our Ownership Structure
The following diagram displays our simplified ownership structure, as of September 30, 2024 and after giving effect to this offering (but excluding the issuance of the Ridgemar Stock Consideration), assuming that the underwriters do not exercise their option to purchase additional shares:

Former Independence Owners
Public Stockholders (1)
65,948,124 shares of CRGY
Class B Common Stock
26.4% of voting power
183,891,343 shares of CRGY
Class A Common Stock
73.6% of voting power
65,948,124 OpCo Units
26.4% of OpCo Units
Crescent Energy Company (NYSE: CRGY)
Managing Member
183,891,343 OpCo Units
73.6% of OpCo Units
Crescent Energy OpCo LLC
$2.0B Revolving Credit Facility (Elected Commitment)

$1.0B 2028 Notes

$700MM 2032 Notes

$1.0B 2033 Notes
Crescent Energy Finance LLC
Operating Subsidiaries (2)

__________________
(1)Includes legacy Crescent public stockholders and legacy SilverBow stockholders.
(2)Guarantors under the Revolving Credit Facility and the 9.250% senior notes due 2028, the 7.625% senior notes due 2032 and the 7.375% senior notes due 2033 (together, the “Senior Notes”)

The Offering

Class A Common Stock offered by us	21,500,000 shares (or 24,725,000 shares if the underwriters exercise their option to purchase additional shares in full).

Class A Common Stock outstanding immediately after this offering	183,891,343 shares (or 187,116,343 shares if the underwriters exercise their option to purchase additional shares in full).

Class B Common Stock outstanding immediately after this offering
65,948,124 shares. Shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) are non-economic. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to our call right, a corresponding number of shares of Class B Common Stock will be cancelled.

Voting power of Class A Common Stock after giving effect to this offering
73.6%% (or 100% if all outstanding OpCo Units held by the OpCo Unitholders were redeemed for newly issued shares of Class A Common Stock on a one-for-one basis and all of the shares of the corresponding Class B Common Stock were cancelled).

Voting power of Class B Common Stock after giving effect to this offering
26.4%% (or 0% if all outstanding OpCo Units held by the OpCo Unitholders were redeemed (along with the cancellation of a corresponding number of shares of our Class B Common Stock) for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting rights	Prior to the Trigger Date (as defined in our amended and restated certificate of incorporation), holders of our Class A Common Stock and Class B Common Stock (together, our “Common Stock”) will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See the section titled “Description of Capital Stock.”

Use of proceeds
We expect to receive approximately $284.6 million of net proceeds from the sale of shares of our Class A Common Stock offered by us, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the cash consideration for the Ridgemar Acquisition. Pending the use of proceeds described in the previous sentence, the proceeds from this offering will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. If the Ridgemar Acquisition is not completed, the proceeds of this offering will be used to reduce the borrowings outstanding under our Revolving Credit Facility or for general corporate purposes. Affiliates of certain of the underwriters are lenders under the Revolving Credit Facility and, as a result, will receive a portion of the net proceeds from this offering. See “Use of Proceeds.”

Listing and trading symbol	Shares of our Class A Common Stock trade on the NYSE under the symbol “CRGY.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A Common Stock.

Conflicts of interest
Affiliates of KKR Capital Markets LLC own in excess of 10% of our issued and outstanding Common Stock. In addition, affiliates of Wells Fargo Securities, LLC, Mizuho Securities USA LLC, Truist Securities, Inc. and KeyBanc Capital Markets Inc. are lenders under the Revolving Credit Facility and will each receive at least 5% of the net offering proceeds to the extent such net offering proceeds are used to temporarily reduce borrowings outstanding under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock.

Dividend Policy
On November 4, 2024, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to shareholders of our Class A Common Stock with respect to the third quarter of 2024. The quarterly dividend was paid on December 2, 2024 to shareholders of record as of the close of business on November 18, 2024. Our return of capital framework includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $150 million of our outstanding shares of Class A Common Stock and/or OpCo Units (with the cancellation of a corresponding number of shares of Class B Common Stock). Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile. Please see the section titled “Dividend Policy”

The number of shares of our Class A Common Stock and Class B Common Stock to be outstanding after this offering is based on the number of shares of our Class A Common Stock and Class B Common Stock, respectively, outstanding as of September 30, 2024 and excludes (i) 3,338,550 shares of Class A Common Stock reserved for issuance under the Crescent Energy Company 2021 Equity Incentive Plan as of December 31, 2023, (ii) any shares of Class A Common Stock issuable under the Crescent Energy Company 2021 Manager Incentive Plan, (iii) any shares of Class A Common Stock issuable pursuant to the Management Agreement and (iv) the Ridgemar Stock Consideration. See “Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters—Equity Compensation Plan Information” and “Items 1 and 2. Business and Properties—Management Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2023, incorporated herein by reference for more information.

Summary Historical Financial Data
The following table shows our summary historical financial data for each of the periods indicated. The summary historical financial data as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were derived from the audited combined and consolidated financial statements incorporated by reference herein. The summary historical financial data as of September 30, 2024 and for the nine months ended September 30, 2024 and 2023, were derived from our unaudited condensed consolidated financial statements incorporated by reference herein.
The summary pro forma financial data as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023 were derived from the unaudited pro forma condensed combined and consolidated financial statements of Crescent Energy Company incorporated by reference herein, which has been prepared from the respective historical financial statements of or with respect to Crescent Energy Company, SilverBow, the South Texas Rich Properties and the July Western Eagle Ford Assets, as applicable. The unaudited pro forma statement of operations data for the nine months ended September 30, 2024 gives effect to the SilverBow Merger as if it had occurred on January 1, 2023. The unaudited pro forma statement of operations data for the year ended December 31, 2023 gives effect to the SilverBow Merger and the July Western Eagle Ford Acquisition as if each had occurred on January 1, 2023. Further, the pro forma financial data does not give pro forma effect to the Ridgemar Acquisition. See the unaudited pro forma combined financial statements, and the notes related thereto, included in each of the Current Report on Form 8-K/A, filed with the SEC on August 13, 2024, and the Current Report on Form 8-K, filed with the SEC on December 3, 2024, as applicable, incorporated by reference herein.
Neither our historical nor pro forma results are necessarily indicative of future operating results. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included or incorporated by reference elsewhere in this prospectus, and the historical and pro forma financial statements and related notes incorporated by reference in this prospectus.

	Historical					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,	Year Ended December 31,
	2024	2023	2023	2022	2021	2024	2023
	(in thousands)
Statement of operations data:
Revenues and other operating income
Oil	$1,521,946	$1,270,244	$1,750,961	$1,969,070	$883,087	$1,927,495	$2,495,762
Natural gas	210,008	286,172	371,066	766,962	354,298	322,302	631,175
Natural gas liquids	221,103	131,098	192,870	268,192	185,530	306,373	358,647
Midstream and other	102,573	37,360	67,705	52,841	54,062	103,165	60,988
Total revenues	2,055,630	1,724,874	2,382,602	3,057,065	1,476,977	2,659,335	3,546,572
Expenses
Lease operating expense	382,688	364,796	495,380	438,753	243,501	459,805	643,002
Workover expense	45,230	47,402	58,441	66,864	10,842	48,388	62,195

	Historical					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,	Year Ended December 31,
	2024	2023	2023	2022	2021	2024	2023
Asset operating expense	82,020	65,206	86,593	78,709	45,940	82,020	86,593
Gathering, transportation and marketing	224,825	160,650	235,153	177,078	187,059	307,757	434,302
Production and other taxes	106,759	116,223	162,963	238,381	108,992	145,068	230,437
Depreciation, depletion, and amortization	640,444	492,879	675,782	532,926	312,787	722,747	833,001
Impairment expense	—	—	153,495	142,902	—	—	153,495
Exploration expense	14,758	1,541	9,328	3,425	1,180	14,758	9,328
Midstream and other operating expense	82,829	13,803	39,809	13,513	13,389	82,829	39,809
General and administrative expense	249,532	106,235	140,918	84,990	78,342	337,105	231,328
Gain on sale of assets	(19,437)	—	—	(4,641)	(8,794)	(19,437)	—
Total expenses	1,809,648	1,368,735	2,057,862	1,772,900	993,238	2,181,040	2,723,490
Income from operations	245,982	356,139	324,740	1,284,165	483,739	478,295	823,082
Other income (expense)
Interest expense	(146,885)	(102,648)	(145,807)	(95,937)	(50,740)	(219,744)	(281,356)
Loss from extinguishment of debt	(59,095)	—	—	—	—	(59,095)	—
Gain (loss) on derivatives	(4,589)	(68,211)	166,980	(676,902)	(866,020)	3,451	408,289
Income from equity affiliates	122	396	(413)	4,616	368	122	(413)
Other income (expense)	2,405	1,206	(282)	949	120	2,513	(85)
Total other income (expense)	(208,042)	(169,257)	20,478	(767,274)	(916,272)	(272,753)	126,435
Income (loss) before income taxes	37,940	186,882	345,218	516,891	(432,533)	205,542	949,517
Income tax benefit (expense)	(5,678)	(4,899)	(23,227)	(36,291)	306	(31,904)	(105,113)
Net income (loss)	32,262	181,983	321,991	480,600	(432,227)	173,638	844,404
Less: net loss attributable to Predecessor	—	—	—	—	339,168	—	—
Less: net (income) loss attributable to noncontrolling interests	(916)	(453)	(472)	(2,669)	14,922	(916)	(472)
Less: net (income) loss attributable to redeemable noncontrolling interests	(27,912)	(169,455)	(253,909)	(381,257)	58,761	(73,948)	(457,171)

	Historical					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,	Year Ended December 31,
	2024	2023	2023	2022	2021	2024	2023
Net income (loss) attributable to Crescent Energy	$3,434	$12,075	$67,610	$96,674	$(19,376)	$98,774	$386,761
Balance sheet data (at period end):
Cash and cash equivalents	$136,151		$2,974	$—
Property, plant and equipment, net	8,208,278		6,115,826	5,437,770
Total assets	9,250,429		6,803,335	6,019,849
Total debt	3,225,173		1,694,375	1,247,558
Total liabilities	5,054,996		3,167,617	2,720,855
Redeemable noncontrolling interests	1,320,159		1,901,208	2,436,703
Total equity	2,875,274		1,734,510	862,291
Net cash provided by (used in):
Operating activities	$838,652	$612,900	$935,769	$1,012,372	$233,147
Investing activities	(834,376)	(1,066,238)	(1,398,800)	(1,124,344)	(244,595)
Financing activities	165,065	705,368	456,456	(7,841)	105,145
Non-GAAP financial measures(1):
Adjusted EBITDAX	$1,063,532	$746,274	$1,022,748	$1,167,248	$520,051	$1,526,642	$1,829,404
Levered Free Cash Flow	370,746	207,753	310,204	434,052	276,670	450,318	578,644
__________________
(1)See “—Non-GAAP financial measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metric.
Non-GAAP financial measures
Adjusted EBITDAX
We define Adjusted EBITDAX as net income (loss) before interest expense, loss from extinguishment of debt, income tax expense (benefit), depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivatives, equity-based compensation, (gain) loss on sale of assets, other (income) expense and transaction and nonrecurring expenses. Additionally, we further subtract certain redeemable noncontrolling interest distributions made by OpCo and settlement of acquired derivative contracts. We include “Certain-redeemable noncontrolling interest distributions made by OpCo” to reflect the compensation to our Manager for the services that it provides to us as set forth in each of the Manager Agreement and the 2021 Manager Incentive Plan (the “Manager Compensation”) as if 100% of OpCo were owned and managed by the Company, to reflect consistent earnings and liquidity measures not impacted by the amount of OpCo's ownership under management.

Adjusted EBITDAX is not a measure of performance as determined by GAAP. We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to financing methods, corporate form or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or nonrecurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies. In addition, the Revolving Credit Facility and Senior Notes include a calculation of Adjusted EBITDAX for purposes of covenant compliance.
Levered Free Cash Flow
We define Levered Free Cash Flow as Adjusted EBITDAX less interest expense, excluding non-cash amortization of deferred financing costs, discounts, and premiums, loss from extinguishment of debt, excluding non-cash write-off of deferred financing costs, discounts, and premiums and SilverBow Merger transaction related costs, current income tax benefit (expense), tax-related redeemable noncontrolling interest contributions (distributions) made by OpCo and development of oil and natural gas properties. Levered Free Cash Flow does not take into account amounts incurred on acquisitions.
Levered Free Cash Flow is not a measure of liquidity as determined by GAAP. Levered Free Cash Flow is a supplemental non-GAAP liquidity measure that is used by our management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Levered Free Cash Flow is a useful liquidity measure because it allows for an effective evaluation of our operating and financial performance and the ability of our operations to generate cash flow that is available to reduce leverage or distribute to our equity holders. Levered Free Cash Flow should not be considered as an alternative to, or more meaningful than, cash flows from operating activities as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure, or as an indicator of actual liquidity, operating performance or investing activities. Our computations of Levered Free Cash Flow may not be comparable to other similarly titled measures of other companies.
Adjusted EBITDAX and Levered Free Cash Flow should be read in conjunction with the information contained in Crescent Energy Company’s combined and consolidated financial statements prepared in accordance with GAAP.
The following table presents a reconciliation of Adjusted EBITDAX and Levered Free Cash Flow to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

	Historical					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,	Year Ended December 31,
	2024	2023	2023	2022	2021	2024	2023
	(in thousands)
Net income (loss)	$32,262	$181,983	$321,991	$480,600	$(432,227)	$173,638	$844,404
Adjustments to reconcile to Adjusted EBITDAX:

	Historical					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,	Year Ended December 31,
	2024	2023	2023	2022	2021	2024	2023
Interest expense	146,885	102,648	145,807	95,937	50,740	219,744	281,356
Loss from extinguishment of debt	59,095	—	—	—	—	59,095	—
Realized loss on interest rate derivatives	—	—	—	—	7,373	—	—
Income tax expense (benefit)	5,678	4,899	23,227	36,291	(306)	31,904	105,113
Depreciation, depletion and amortization	640,444	492,879	675,782	532,926	312,787	722,747	833,001
Exploration expense	14,758	1,541	9,328	3,425	1,180	14,758	9,328
Non-cash (gain) loss on derivatives	(38,422)	(42,564)	(320,714)	(102,358)	330,368	25,456	(473,344)
Impairment expense	—	—	153,495	142,902	—	—	153,495
Equity-based compensation expense	139,048	64,648	82,936	38,063	39,919	159,307	142,145
(Gain) loss on sale of assets	(19,437)	—	—	(4,641)	(8,794)	(19,437)	—
Other (income) expense	(2,405)	(1,206)	282	(949)	(120)	(2,513)	85
Certain redeemable noncontrolling interest distributions made by OpCo(1)	(15,438)	(23,765)	(30,563)	(39,070)	(2,706)	(9,682)	(27,356)
Transaction and nonrecurring expenses(2)	74,773	14,188	22,632	34,051	23,149	125,334	22,632
Early settlement of derivative contracts(3)	—	—	—	—	198,688	—	—
Settlement of acquired derivative contracts(4)	26,291	(48,977)	(61,455)	(49,929)	—	26,291	(61,455)
Adjusted EBITDAX (non-GAAP)	$1,063,532	$746,274	$1,022,748	$1,167,248	$520,051	$1,526,642	$1,829,404
Adjustments to reconcile to Levered Free Cash Flow:
Interest expense, excluding non-cash amortization of deferred financing costs, discounts and premiums	$(137,104)	$(93,473)	$(132,981)	$(87,043)	$(40,551)	$(211,642)	$(264,803)
Loss from extinguishment of debt, excluding non-cash write-off of deferred financing costs, discounts, premiums and SilverBow Merger transaction-related costs	(14,817)	—	—	—	—	(14,817)	—
Realized loss on interest rate derivatives	—	—	—	—	(7,373)	—	—
Current income tax benefit (expense)	(15,907)	(911)	(494)	(3,113)	(629)	(45,215)	706
Tax-related redeemable noncontrolling interest contributions (distributions) made by OpCo	(340)	108	(753)	(18,160)	—	(340)	(753)

	Historical					Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,			Nine Months Ended September 30,	Year Ended December 31,
	2024	2023	2023	2022	2021	2024	2023
Development of oil and natural gas properties	(524,618)	(444,245)	(578,316)	(624,880)	(194,828)	(804,310)	(985,910)
Levered Free Cash Flow (non-GAAP)	$370,746	$207,753	$310,204	$434,052	$276,670	$450,318	$578,644
__________________
(1)In our calculation of Adjusted EBITDAX and Levered Free Cash Flow, we reflect Manager Compensation as if 100% of OpCo were owned and managed by the Company, to reflect consistent earnings and liquidity measures not impacted by the amount of OpCo's ownership under management.
(2)Transaction and nonrecurring expenses of $74.8 million for the nine months ended September 30, 2024 were primarily related to the SilverBow Merger, capital markets transactions and integration expenses. Transaction and nonrecurring expenses of $14.2 million for the nine months ended September 30, 2023 were primarily related to our Western Eagle Ford Acquisitions and system integration expenses. Transaction and nonrecurring expenses of $22.6 million during the year ended December 31, 2023 were primarily related to the Western Eagle Ford Acquisitions and the Contango Merger Transactions. Transaction and nonrecurring expenses of $34.1 million during the year ended December 31, 2022 were primarily related to (i) legal, consulting, transition service agreement costs, related restructuring of acquired derivative contracts and other fees incurred for the Uinta Acquisition and the Contango Merger Transactions, (ii) severance costs subsequent to the Contango Merger Transactions, (iii) merger integration costs and (iv) acquisition and debt transaction related costs. Transaction and nonrecurring expenses of $23.1 million during the year ended December 31, 2021 were primarily related to legal, consulting and other fees incurred for the Carve-out, the April 2021 Exchange and the Contango Merger Transactions.
(3)Represents the settlement in June 2021 of certain outstanding derivative oil commodity contracts for open positions associated with calendar years 2022 and 2023. Subsequent to the settlement, we entered into new commodity derivative contracts at prevailing market prices.
(4)Represents the settlement of certain oil commodity derivative contracts acquired in connection with the SilverBow Merger and Uinta Acquisition.

Summary Reserve and Operating Data
Summary reserve data
The following tables summarize our, SilverBow’s and Ridgemar’s estimated net proved reserves as of December 31, 2023, individually and on a combined basis. For more information regarding our reserve volume and values, see “Items 1 and 2. Business and Properties—Oil, Natural Gas and NGL Reserve Data” in our Annual Report on Form 10-K for the year ended December 31, 2023, incorporated by reference herein. For more information regarding SilverBow’s reserve volume and values, see SilverBow’s reserve report prepared by H.J. Gruy and Associates, Inc. (“Gruy”), its independent reserve engineers, incorporated by reference herein. For more information regarding Ridgemar’s reserve volume and values, see Ridgemar’s reserve report prepared by DeGolyer and MacNaughton, its independent reserve engineers, incorporated by reference herein.
Summary reserve data based on SEC Pricing
The following table provides our, SilverBow’s and Ridgemar’s reserves, PV-0 and PV-10 as of December 31, 2023 prepared in accordance with SEC guidelines. Combined pro forma reserve data generally represents the arithmetic sum of the amounts attributable to Crescent Energy Company, SilverBow and Ridgemar. The reserve estimates presented with respect to Crescent Energy Company in the tables below are based primarily on a reserve report prepared by Ryder Scott. In preparing its report, Ryder Scott evaluated properties representing approximately 98% of our total proved reserves as of December 31, 2023. Our internal technical staff evaluated the remaining properties. The reserve estimates presented with respect to SilverBow in the tables below are based on a reserve report prepared by Gruy, and the reserve estimates presented with respect to Ridgemar in the tables below are based on a reserve report prepared by DeGolyer and MacNaughton.

	As of December 31, 2023
	Crescent(1)	SilverBow(2)	Ridgemar(3)	Combined(4)
Net Proved Reserves:
Oil (MBbls)	250,465	94,958	44,506	389,929
Natural gas (MMcf)	1,176,416	1,677,939	59,252	2,913,607
NGLs (MBbls)	101,632	71,236	10,531	183,399
Total Proved Reserves (MBoe)	548,166	445,850	64,913	1,058,929
Standardized Measure (millions) (5)	$5,289	$2,319
PV-0 (millions) (5)	$9,656	$5,627	$2,052	$17,335
PV-10 (millions) (5)	$5,566	$2,672	$1,193	$9,431
Net Proved Developed Reserves:
Oil (MBbls)	176,546	40,738	32,790	250,074
Natural gas (MMcf)	1,032,578	736,075	44,525	1,813,178
NGLs (MBbls)	87,316	38,702	7,767	133,785
Total Proved Developed Reserves (MBoe)	435,958	202,120	47,978	686,056
PV-0 (millions) (5)	$7,010	$3,229	$1,635	$11,874
PV-10 (millions) (5)	$4,375	$1,880	$1,006	$7,261
Net Proved Undeveloped Reserves:
Oil (MBbls)	73,919	54,220	11,716	139,855
Natural gas (MMcf)	143,838	941,864	14,727	1,100,429
NGLs (MBbls)	14,316	32,534	2,764	49,614
Total Proved Undeveloped Reserves (MBoe)	112,208	243,730	16,935	372,873
PV-0 (millions) (5)	$2,646	$2,398	$416	$5,460
PV-10 (millions) (5)	$1,191	$790	$188	$2,169

__________________
(1)Our reserves, PV-0 and PV-10 were determined using SEC pricing. For oil and NGL volumes, the average WTI posted price of $78.22 per barrel as of December 31, 2023, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $2.64 per MMBtu as of December 31, 2023, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $74.71 per barrel of oil, $2.36 per Mcf of natural gas and $27.33 per barrel of NGLs as of December 31, 2023.
(2)SilverBow’s reserves, PV-0 and PV-10 were determined using SEC pricing. The 12-month 2023 average adjusted prices after differentials were $2.30 per Mcf of natural gas, $76.79 per barrel of oil, and $25.43 per barrel of NGL.
(3)Ridgemar’s reserves, PV-0 and PV-10 were determined using SEC pricing. The 12-month 2023 average adjusted prices after differentials were $2.37 per Mcf of natural gas, $78.76 per barrel of oil, and $21.54 per barrel of NGL.
(4)Pro forma reserve data generally represents the arithmetic sum of the proved reserves, the standardized measure, PV-0 and PV-10 attributable to Crescent Energy Company, SilverBow and Ridgemar. The proved reserves of each of SilverBow and Ridgemar are based on its respective development plans and its reserve engineers’ reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for SilverBow and Ridgemar may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2023.
(5)Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. None of PV-0, PV-10 and standardized measure represent an estimate of the fair market value of oil and natural gas properties or our proved reserves. PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 and standardized measure. We believe that the presentation of PV-0 and PV-10 is relevant and useful to investors as supplemental disclosure to standardized measure because they present future net cash flows attributable to reserves, prior to taking into account future income taxes and current tax structure. For Crescent Energy Company, the PV-0 and PV-10 income tax amounts included in standardized measure but not included in PV-0 and PV-10 were $410.7 million and $276.8 million, respectively. For SilverBow, the PV-0 and PV-10 income tax amounts included in standardized measure but not included in PV-0 and PV-10 were $736 million and $345 million, respectively. The standardized measure associated with the Ridgemar reserves is not able to be calculated without unreasonable effort. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.
Summary reserve data based on NYMEX pricing
The following table provides our, SilverBow’s and Ridgemar’s historical reserves, PV-0 and PV-10 as of December 31, 2023 using NYMEX pricing, individually and on a combined basis. We have included this reserve sensitivity in order to provide an additional method of presentation of the fair value of the assets and the cash flows that are expected to be generated from those assets based on the market’s forward-looking pricing expectations as of October 31, 2024. The historical 12-month pricing average in our 2023 disclosures under the heading “—Summary reserve data based on SEC pricing” does not reflect the oil and natural gas futures. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC pricing. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our, SilverBow’s and Ridgemar’s respective estimated historical reserves, PV-0 and PV-10 based on NYMEX pricing, were otherwise prepared on the same basis as our, SilverBow’s and Ridgemar’s respective estimations based on SEC pricing reserves for the comparable period. Reserve estimates using NYMEX pricing are calculated using the internal systems of our management and have not been prepared or audited by an independent, third-party reserve engineer, but otherwise contain the same parameters, except for price and minor system differences.

	As of December 31, 2023
	Crescent(1)	SilverBow(2)	Ridgemar(3)	Combined(4)
Net Proved Reserves:
Oil (MBbls)	234,764	92,939	43,042	370,745
Natural gas (MMcf)	1,356,712	1,707,342	56,890	3,120,944
NGLs (MBbls)	101,874	70,476	10,104	182,454
Total Proved Reserves (MBoe)	562,759	447,972	62,628	1,073,359
PV-0 (millions) (5)	$7,149	$5,350	$1,524	$14,023
PV-10 (millions) (5)	$4,231	$2,425	$906	$7,562
Net Proved Developed Reserves:
Oil (MBbls)	161,987	39,174	31,459	232,620
Natural gas (MMcf)	1,214,600	766,208	42,366	2,023,174
NGLs (MBbls)	87,760	38,093	7,380	133,233
Total Proved Developed Reserves (MBoe)	452,183	204,967	45,899	703,049
PV-0 (millions) (5)	$5,380	$3,068	$1,246	$9,694
PV-10 (millions) (5)	$3,526	$1,739	$800	$6,065
Net Proved Undeveloped Reserves:
Oil (MBbls)	72,777	53,765	11,583	138,125
Natural gas (MMcf)	142,112	941,134	14,524	1,097,770
NGLs (MBbls)	14,114	32,383	2,725	49,222
Total Proved Undeveloped Reserves (MBoe)	110,576	243,005	16,729	370,310
PV-0 (millions) (5)	$1,769	$2,282	$278	$4,329
PV-10 (millions) (5)	$705	$686	$107	$1,498
__________________
(1)Our NYMEX reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX pricing at closing on October 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $61.58 per barrel of oil, $3.17 per Mcf of natural gas and $22.45per barrel of NGLs as of October 31, 2024 for Crescent Energy Company. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “Risk Factors.”
(2)SilverBow’s reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date. The NYMEX reserves calculations are based on NYMEX pricing at closing on October 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $63.68 per barrel of oil, $3.04 per Mcf of natural gas and $21.14 per barrel of NGLs as of October 31, 2024 for SilverBow. We believe that the use of forward prices provides investors with additional useful information about reserves estimates, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “Risk Factors.”
(3)Ridgemar’s reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date. The NYMEX reserves calculations are based on NYMEX pricing at closing on October 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $65.86 per barrel of oil, $3.20 per Mcf of natural gas and $17.21 per barrel of NGLs as of October 31, 2024 for Ridgemar. We believe that the use of forward prices provides investors with additional useful information about reserves estimates, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “Risk Factors.”
(4)Pro forma reserve data generally represents the arithmetic sum of the proved reserves, the standardized measure, PV-0 and PV-10 attributable to Crescent Energy Company, SilverBow and Ridgemar. The proved reserves of each of SilverBow and Ridgemar are based on its respective development plans and its reserve engineers’ reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for SilverBow and Ridgemar may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2023.
(5)Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. Neither PV-0 nor PV-10 represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 of discounted future net cash flows. We believe that the presentation of PV-0 and PV-10 is relevant and useful to our investors about the future net cash flows of our reserves in the absence of a comparable measure such as standardized measure. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that neither of PV-0 and PV-10 represent an estimate of the fair market value of our proved reserves. GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX pricing to standardized measure as determined in accordance with GAAP.
Summary operating data
The following table summarizes production, price and cost data for the years ended December 31, 2023, 2022 and 2021 and the nine months ended September 30, 2024 and 2023, in each case without giving effect to any pre-acquisition results of the Ridgemar Acquisition, SilverBow Transactions or the Western Eagle Ford Acquisitions.

	Nine Months Ended September 30,		Year Ended December 31,
	2024	2023	2023	2022	2021
Net Production:
Oil (MBbls)	20,932	17,797	24,287	21,865	13,237
Natural gas (MMcf)	121,502	95,085	130,629	128,470	89,455
NGLs (MBbls)	9,001	5,730	8,475	7,110	6,099
Total (MBoe)	50,183	39,375	54,533	50,387	34,245
Average daily production (MBoe/d)	183	144	149	138	94
Average Realized Prices (before effects of derivatives):
Oil (per Bbl)	$72.71	$71.37	$72.09	$90.06	$66.71
Natural gas (per Mcf)	1.73	3.01	2.84	5.97	3.96
NGLs (per Bbl)	24.56	22.88	22.76	37.72	30.42
Average Realized Prices (after effects of derivatives):
Oil (per Bbl)	$67.31	$64.31	$65.04	$71.98	$53.07
Natural gas (per Mcf)	2.30	2.97	2.83	3.42	3.06
NGLs (per Bbl)	24.58	26.12	24.95	29.70	19.15
Average Operating Costs per Boe:
Operating expense excluding production and other tax	$16.29	$16.56	$16.79	$15.38	$14.62
Production and other tax	2.13	2.95	2.99	4.73	3.18
Depreciation, depletion, and amortization	12.76	12.52	12.39	10.58	9.13

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus supplement, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to This Offering and our Common Stock
The completion of the Ridgemar Acquisition is conditioned on a number of items. There can be no assurance that the Ridgemar Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the Ridgemar Acquisition will be realized.
On December 3, 2024, we entered into the Ridgemar Acquisition Agreement, pursuant to which we intend to acquire all of the outstanding equity interests in Ridgemar for (i) aggregate upfront consideration of approximately $905 million, consisting of approximately $805 million in cash (subject to upward adjustment in the event of a decrease in the Ridgemar Stock Consideration) and up to 7,272,728 shares of our Class A Common Stock and (ii) up to $170 million in earn-out consideration paid quarterly in fiscal years 2026 and 2027 based on the quarterly NYMEX WTI price of crude oil in fiscal years 2026 and 2027, subject to customary purchase price adjustments.
We intend to use the net proceeds from this offering to fund a portion of the cash consideration for the Ridgemar Acquisition. In the event that the Ridgemar Acquisition is not completed, we will have broad discretion over the use of proceeds from this offering and may apply such proceeds in ways you do not approve.
The respective obligations of each of the parties to effect the Ridgemar Acquisition are subject to the satisfaction of numerous conditions. Many of the conditions to completion of the Ridgemar Acquisition are not within our control, and we cannot predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived, it is possible that the Ridgemar Acquisition Agreement may be terminated. Accordingly, there can be no assurance that the Ridgemar Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the Ridgemar Acquisition will be realized.
The prevailing market price of shares of Class A Common Stock may be volatile.
The prevailing market price of shares of Class A Common Stock may fluctuate due to a variety of factors, including:
•general market conditions, including fluctuations in commodity prices and continuing or worsening inflation and related changes in monetary policy;
•our operating and financial performance;
•the number of identified drilling locations and our reserves estimates;
•quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues, capital expenditures, production, and unit costs;
•the public reaction to our press releases (including press releases relating to this offering), our other public announcements and our filings with the SEC;
•strategic actions by our competitors;

•changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•speculation in the press or investment community;
•the failure of research analysts to cover our Class A Common Stock;
•sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;
•changes in accounting principles, policies, guidance, interpretations or standards;
•additions or departures of key management personnel;
•actions by our stockholders;
•domestic and international economic, geopolitical, legal and regulatory factors unrelated to our performance;
•general economic and political conditions, such as recessions, interest rates, local and national elections and political and regulatory developments resulting therefrom, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism, including the armed conflict in Ukraine, continued hostilities in the Middle East, including the Israel-Hamas conflict, and heightened tensions with Iran, Lebanon and Yemen; and
•the realization of any risks described in this “Risk Factors” section or in the “Risk Factors” section in our most recent Annual Report on Form 10-K or subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.
These market and industry factors may materially reduce the prevailing market price of shares of Class A Common Stock regardless of our operating performance.
Future sales of our Class A Common Stock in the public market, or the perception that such sales may occur, could reduce the price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We or other holders of our Common Stock may sell additional shares of our Class A Common Stock in subsequent offerings. In addition, subject to certain limitations and exceptions, OpCo Unitholders may cause OpCo to redeem their OpCo Units for shares of our Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions), with the corresponding shares of Class B Common Stock being cancelled in connection therewith, and they may then sell those shares of our Class A Common Stock. As of September 30, 2024, we had 162,391,343 outstanding shares of Class A Common Stock and 65,948,124 outstanding shares of Class B Common Stock. Independence Energy Aggregator LP and PT Independence Energy Holdings, LLC (the “Former Independence Owners”) own all of the outstanding shares of our Class B Common Stock, representing approximately 29% of our total outstanding common stock. The registration rights agreement we entered into at closing of the Merger Transactions requires us to effect the registration of their shares in certain circumstances.
In connection with this offering, we, our executive officers, directors and certain holders of our outstanding Common Stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A Common Stock and certain other securities held by them for 60 days following the date of this prospectus. Wells Fargo Securities, LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to the lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered affiliates upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.
In addition, in connection with the closing of the Ridgemar Acquisition, we will enter into a registration rights agreement (the “Ridgemar Registration Rights Agreement”), which will provide Ridgemar Energy Operating, LLC (the recipient of the Ridgemar Stock Consideration) with certain shelf registration rights with respect thereto, subject to certain customary conditions. Any sales of shares of our Class A Common Stock by such holder, or expectations thereof, could similarly have the effect of depressing the market price for our Class A Common Stock.
We cannot predict the size of future issuances of our Class A Common Stock or securities convertible into Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Class A Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.
The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.

USE OF PROCEEDS
We expect to receive approximately $284.6 million of net proceeds from the sale of shares of our Class A Common Stock offered by us, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the $805.0 million cash consideration for the Ridgemar Acquisition and related transaction costs.See “Summary - Recent Developments.” Pending the use of proceeds described in the previous sentence, the proceeds from this offering will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. If the Ridgemar Acquisition is not completed, the proceeds of this offering will be used to reduce the borrowings outstanding under our Revolving Credit Facility or for general corporate purposes.
Certain of the underwriters or their affiliates are lenders under the Revolving Credit Facility. Accordingly, any such underwriters and/or their affiliates will receive a portion of the net proceeds from this offering. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization of Crescent Energy Company as of September 30, 2024, on:
•an actual basis; and
•as adjusted to give effect to this offering and the use of proceeds therefrom, as described under “Use of Proceeds”.
The information set forth in the table below is illustrative only. This table should be read in conjunction with “Use of Proceeds,” included elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2023 and each of our Quarterly Reports on Form 10-Q, for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, each as incorporated by reference herein.

	As of September 30, 2024
	Actual	As adjusted

Cash and cash equivalents (1)	$136,151	$136,151
Long-term debt
Revolving Credit Facility (1)(2)	$572,300	$287,745
9.250% Senior Notes due 2028	1,000,000	1,000,000
7.625% Senior Notes due 2032	700,000	700,000
7.375% Senior Notes due 2033	1,000,000	1,000,000
Less: Unamortized discount and issuance costs	(47,127)	(47,127)
Total long-term debt	$3,225,173	$2,940,618
Redeemable noncontrolling interests	1,320,159	1,281,336
Equity (3)
Class A Common Stock; 1,000,000,000 shares authorized, 164,780,209 shares issued and 162,391,343 shares outstanding, actual; and 186,280,209 shares issued and 183,891,343 shares outstanding, as adjusted	16	18
Class B Common Stock; 500,000,000 shares authorized and 65,948,124 shares issued and outstanding, actual, as adjusted and as further adjusted	7	7
Treasury stock, at cost	(31,927)	(31,927)
Additional paid-in capital	2,838,549	3,161,924
Retained earnings	53,288	53,288
Noncontrolling interests	15,341	15,341
Total equity	2,875,274	3,198,652
Total capitalization (4)	$7,420,606	$7,420,606
__________________
(1)As described in “Use of Proceeds,” we intend to use the net proceeds from this offering to fund a portion of the $805.0 million cash consideration for the Ridgemar Acquisition. Pending such use, such proceeds will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. If the Ridgemar Acquisition is not completed, the proceeds from this offering will be used to reduce the borrowings outstanding under our Revolving Credit Facility or for general corporate purposes.
(2)As of November 30, 2024, we had $501.3 million of borrowings outstanding under the Revolving Credit Facility, resulting in $1,477.5 million of remaining availability thereunder.
(3)Does not include shares of Class A Common Stock expected to be issued as Ridgemar Stock Consideration.
(4)Does not give effect to the quarterly dividend paid on December 2, 2024. See “Dividend Policy.”

DIVIDEND POLICY
On November 4, 2024, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to shareholders of our Class A Common Stock with respect to the third quarter of 2024. The quarterly dividend was paid on December 2, 2024 to shareholders of record as of the close of business on November 18, 2024.
Our return of capital framework includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $150.0 million of our outstanding shares of Class A Common Stock and/or OpCo Units (with the cancellation of a corresponding number of shares of Class B Common Stock). Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A Common Stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-United States plans (as described in Section 4(b)(4) of ERISA) and other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus supplement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in shares of Class A Common Stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A Common Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, and any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:
•whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•whether the investment is permitted under the terms of the applicable documents governing the Plan;
•whether the acquisition or holding of the shares of Class A Common Stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A Common Stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available.

A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A Common Stock by an ERISA Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
Because of the foregoing, shares of Class A Common Stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code or any other applicable Similar Laws.
The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:
(a)the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;
(b)the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.
Our assets should not be considered “plan assets” under these regulations because any investment in the shares of our Class A Common Stock offered pursuant to this prospectus supplement by an ERISA Plan will satisfy the requirements in (a) above.
Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A Common Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A Common Stock. Purchasers of shares of Class A Common Stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A Common Stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable

Similar Laws. The sale of shares of Class A Common Stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.
Representation
Accordingly, by its acquisition and acceptance of shares of our Class A Common Stock (or any interest therein), each purchaser and subsequent transferee of shares of our Class A Common Stock will be deemed to have represented and warranted by its acquisition and holding thereof that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares of our Class A Common Stock (or any interest therein) constitutes assets of any Plan or (ii) the acquisition, holding, and subsequent disposition of the shares of our Class A Common Stock (or any interest therein) by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:
•banks, insurance companies or other financial institutions;
•tax-exempt or governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
•dealers in securities or foreign currencies;
•persons whose functional currency is not the U.S. dollar;
•traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and
•certain former citizens or long-term residents of the United States.
PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE

OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.
Distributions
Distributions of cash or other property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
•the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.
A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by certain U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on “withholdable payments”: (as defined in the Code), including dividends on our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions contained in an underwriting agreement dated December 3, 2024, we have agreed to sell to the underwriters named below, for whom Wells Fargo Securities, LLC, KKR Capital Markets LLC and Raymond James & Associates, Inc. are acting as representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Wells Fargo Securities, LLC	4,730,000
KKR Capital Markets LLC	4,730,000
Raymond James & Associates, Inc.	4,730,000
Evercore Group L.L.C.	3,010,000
Mizuho Securities USA LLC	1,290,000
Truist Securities, Inc.	1,290,000
KeyBanc Capital Markets Inc.	430,000
PEP Advisory LLC	430,000
Stephens Inc.	430,000
Tudor, Pickering, Holt & Co. Securities, LLC	430,000
Total	21,500,000
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We have granted the underwriters the option to purchase up to an additional 3,225,000 shares of Class A Common Stock, respectively, less the underwriting discounts and commissions and on the same terms and conditions set forth above within 30 days from the date of this prospectus supplement.
The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.378 per share. After the initial offering of the shares of Class A Common Stock, the underwriters may change the public offering price and concession.
The following table summarizes the underwriting discounts and commissions we will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate 3,225,000 additional shares of Class A Common Stock:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid by us	$0.63	$0.63	$13,545,000	$15,576,750
The expenses of this offering that have been paid or are payable by us are estimated to be approximately $2.9 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.”
We have agreed that, subject to certain exceptions (including the filing of a resale registration statement as contemplated by the Ridgemar Registration Rights Agreement), we will not, directly or indirectly, take any of the following actions: (i) offer, sell, issue, contract to sell, pledge, lend or otherwise dispose of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to take any such action, without the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement.
Our executive officers, directors and certain other holders of our outstanding Common Stock have agreed that they will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of our Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.
•Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase through the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares the underwriters may purchase through the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.
•Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. In particular, affiliates of certain of the underwriters are lenders under the Revolving Credit Facility and, as a result, will receive a portion of the net proceeds from this offering. See “Use of Proceeds.” In addition, an affiliate of Wells Fargo Securities, LLC is the administrative agent under the Revolving Credit Facility.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Conflicts of Interest
Affiliates of KKR Capital Markets LLC own in excess of 10% of our issued and outstanding common stock. In addition, affiliates of Wells Fargo Securities, LLC, Mizuho Securities USA LLC, Truist Securities, Inc. and KeyBanc Capital Markets Inc. are lenders under the Revolving Credit Facility and will each receive at least 5% of the net offering proceeds to the extent such net offering proceeds are used to temporarily reduce borrowings outstanding under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock. Wells Fargo Securities, LLC and KKR Capital Markets LLC will not confirm sales of Class A Common Stock to any account over which it exercises discretionary authority without the prior written approval of the customer.
Selling Restrictions
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)    to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)    to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)    in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Company or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or in-vestment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)    to any person which is a professional client as defined under the FinSA;
(b)    to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of lead bookrunner for any such offer; or
(c)    in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA. The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS
The validity of the shares of our Class A Common Stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.
EXPERTS
The financial statements of Crescent Energy Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this prospectus, and the effectiveness of Crescent Energy Company’s internal control over financial reporting as of December 31, 2023, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statement of revenues and direct operating expenses for the Oil and Natural Gas Assets of SN EF Maverick, LLC (“SN Maverick”) and Mesquite Comanche Holdings, LLC (“MCOM”) (the Statement), for the year ended December 31, 2022, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statement contains an emphasis of matter paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the operations of the properties and any other matters paragraph describing limited procedures performed on the accompanying supplemental information relating to oil and natural gas producing activities.
The consolidated financial statements of SilverBow Resources, Inc. as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this prospectus supplement, have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2023 included and incorporated by reference in the registration statement were primarily based on the proved reserves estimates prepared by Ryder Scott, our independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus supplement. We have incorporated these estimates in reliance on the authority of such firms as experts in such matters.
Estimates of SilverBow’s oil and natural gas reserves and related future net cash flows and present values thereof related to SilverBow’s properties as of December 31, 2023 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by Gruy, SilverBow’s independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
Estimates of Ridgemar’s oil and natural gas reserves and related future net cash flows and present values thereof related to Ridgemar’s properties as of December 31, 2023 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by DeGolyer and MacNaughton, Ridgemar’s independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.
We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus supplement the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):
•the Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 4, 2024;
•the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024, for the quarter ended June 30, 2024, filed on August 5, 2024, and for the quarter ended September 30, 2024, filed on November 4, 2024; and
•the Current Reports on Form 8-K/A filed on September 6, 2023 and August 13, 2024 and Form 8-K filed on February 21, 2024, March 6, 2024, March 11, 2024, March 19, 2024, March 20, 2024, March 28, 2024, April 12, 2024, May 6, 2024, May 16, 2024, May 30, 2024, June 13, 2024, June 18, 2024, August 2, 2024, September 4, 2024, September 9, 2024, and December 3, 2024; and
•the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 337-4600
Attention: Investor Relations

Crescent Energy Company
Class A Common Stock
Preferred Stock
Depositary Shares
Warrants

Crescent Energy Company (the “Company,” “we,” “our” or “us”) may offer and sell the following securities from time to time in one or more transactions and in amounts, at prices and on terms to be determined by market conditions at the time of our offerings: (i) Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), (ii) preferred stock, $0.0001 per share, (iii) depositary shares and (iv) warrants to purchase any of the other securities that may be sold under this prospectus.
This prospectus provides you with a general description of the securities offered hereby, including the Company’s Class A Common Stock, and the general manner in which we will offer such securities. More specific terms of any securities that we offer may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.
We may offer and sell these securities from time to time in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings, including at prevailing market prices or at prices negotiated with buyers. We may offer and sell these securities through agents, through underwriters or dealers or directly to one or more purchasers, including existing stockholders. This prospectus provides you with a general description of these securities and the general manner in which we will offer the securities. Each time securities are offered, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For example, any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus.
Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on March 5, 2024, was $11.93 per share, as reported on the NYSE.

Investing in our securities involves risks. See “Risk Factors” beginning on page 6.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 6, 2024.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.
i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus generally describes Crescent Energy Company and its securities, including its Class A Common Stock. We may use the shelf registration statement to sell the listed securities from time to time through any means described in the section entitled “Plan of Distribution.”
More specific terms of any securities we offer may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered, any specific allocation of the net proceeds of an offering of securities to a specific purpose and other terms of the offering. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
No offer of the securities will be made in any jurisdiction where the offer is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus contains or incorporates by reference information that includes or is based upon “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and natural gas liquids (“NGL”) production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:
•commodity price volatility;
•our business strategy;
•our ability to identify and select possible additional acquisition and disposition opportunities;
•capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;
•the impact of sales hereunder to the trading price of our Class A Common Stock;
•risks and restrictions related to our debt agreements and the level of our indebtedness;
•our reliance on KKR Energy Assets Manager LLC (the “Manager”) as our external manager;
•our hedging strategy and results;
•realized oil, natural gas and NGL prices;
•political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East, including the Israel-Hamas conflict and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;
•general economic conditions, including the impact of inflation and associated changes in monetary policy;
•the impact of central bank policy actions and disruptions in the banking industry and capital markets;
•the severity and duration of public health crises and any resultant impact on governmental actions, commodity prices, supply and demand considerations, and storage capacity;
•timing and amount of our future production of oil, natural gas and NGLs;
•a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;
•unsuccessful drilling and completion (“D&C”) activities and the possibility of resulting write downs;
•our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;

•shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel, including any delays and/or supply chain disruptions due to increased hostilities in the Middle East;
•adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;
•incorrect estimates associated with properties we acquire relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;
•hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;
•limited control over non-operated properties;
•title defects to our properties and inability to retain our leases;
•our ability to successfully develop our large inventory of undeveloped acreage;
•our ability to retain key members of our senior management and key technical employees;
•risks relating to managing our growth, particularly in connection with the integration of significant acquisitions;
•our ability to successfully execute our growth strategies;
•impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation that may negatively impact the future production of oil and natural gas or drive the substitution of renewable forms of energy for oil and natural gas;
•federal and state regulations and laws, including the Inflation Reduction Act of 2022;
•our ability to predict and manage the effects of actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and agreements to set and maintain production levels, including as a result of recent production cuts by OPEC, which may be exacerbated by the increased hostilities in the Middle East;
•information technology failures or cyberattacks;
•changes in tax laws;
•effects of competition; and
•seasonal weather conditions.
We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, incorporated herein by reference.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

INFORMATION ABOUT THE COMPANY
Our Company
We are a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Our portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford and Uinta basins. Our leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, we and our predecessors have executed on a consistent strategy focused on cash flow, risk management and returns. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”
Company Information
Our principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002, and our telephone number is (713) 337-4600. Our website is www.crescentenergyco.com. The information found on our website is not part of this prospectus.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS
Except as otherwise provided in any applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of securities for general corporate purposes, which may include repayment of indebtedness, financing of future acquisitions and capital expenditures and additions to working capital.
Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement.

PLAN OF DISTRIBUTION
We may use one or more of the following methods when selling securities under this prospectus:
•underwritten transactions;
•privately negotiated transactions;
•exchange distributions and/or secondary distributions;
•sales in the over-the-counter market;
•ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•broker-dealers may agree with the selling stockholders to sell a specified number of such stock at a stipulated price per share;
•a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
•short sales and delivery of shares of our Class A Common Stock to close out short positions;
•sales by broker-dealers of shares of our Class A Common Stock that are loaned or pledged to such broker-dealers;
•“at-the-market” offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.
We may prepare prospectus supplements that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.
We may fix a price or prices of our securities at:
•market prices prevailing at the time of any sale under this registration statement;
•prices related to market prices; or
•negotiated prices.
We may change the price of the securities offered from time to time.
If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.
If dealers are used in an offering, we may sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.
If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.
Dealers and agents named in a prospectus supplement may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may enter into agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act.
Underwriters, dealers or agents and their associates may engage in other transactions with and perform other services for us in the ordinary course of business.
If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.
In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment).
In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
The specific terms of any lock-up provisions in respect of any given offering will be described in any applicable prospectus supplement.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

DESCRIPTION OF CAPITAL STOCK
The following summary of certain material provisions of Crescent Energy Company’s (“we,” “us” and “our”) capital stock does not purport to be complete and is subject to and qualified by reference to our amended and restated certificate of incorporation (our “Amended and Restated Charter”), and our amended and restated bylaws (our “Amended and Restated Bylaws”). The summary below is also qualified by reference to the provisions of the DGCL.
General
Our authorized capital stock consists of 2,000,000,000 shares, divided into the following classes:
•1,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (our “Class A Common Stock”);
•500,000,000 shares of Class B Common Stock, par value $0.0001 per share (our “Class B Common Stock); and
•500,000,000 shares of preferred stock, of which (y) 1,000 shares are Non-Economic Series I Preferred Stock (our “Non-Economic Series I Preferred Stock”) and (z) the remaining 499,999,000 shares may be designated from time to time in accordance with our Amended and Restated Charter (together, with the Non-Economic Series I Preferred Stock, our “Preferred Stock”).
Class A Common Stock
Voting Rights. Prior to the Trigger Date (as defined in the section herein titled “Non-Economic Series I Preferred Stock”), holders of our Class A Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date (as defined below), the holders of our Class A Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class A Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend Rights. Holders of our Class A Common Stock will be entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding Preferred Stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A Common Stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of outstanding shares of our Preferred Stock.
Other Matters. Our Class A Common Stock will have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.
Class B Common Stock
Voting Rights. Prior to the Trigger Date, holders of our Class B Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class B Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class B Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend and Liquidation Rights. Holders of our Class B Common Stock will not have any right to receive dividends, unless the dividend consists of shares of our Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class B Common Stock paid proportionally with respect to each outstanding share of our Class B Common Stock and a dividend consisting of shares of our Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class A Common Stock on the same terms as simultaneously paid to the holders of our Class A Common Stock. Holders of our Class B Common Stock will not have any right to receive a distribution upon liquidation or winding up.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders (except as may be required by the terms of any preferred stock then outstanding). Our Board of Directors may (except where otherwise provided in the applicable preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares outstanding) the number of shares of any series of our Preferred Stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of our Preferred Stock with voting or conversion rights that could adversely affect the proportion of voting power held by, or other relative rights of, the holders of our Class A Common Stock or our Class B Common Stock.
Non-Economic Series I Preferred Stock
Dividends and Liquidation Rights. Except for any distribution required by the DGCL to be made upon a dissolution event, the holder of the Non-Economic Series I Preferred Stock (the “Preferred Stockholder”) does not have any rights to receive dividends. Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holder of our Non-Economic Series I Preferred Stock will be entitled to a payment equal to $0.01 per share of our Non-Economic Series I Preferred Stock.
Voting Rights. The holder of our Non-Economic Series I Preferred Stock are entitled to one vote per share on any matter that is submitted to a vote of stockholders. In addition, the holder of our Non-Economic Series I Preferred Stock will have the exclusive right to elect the members of our Board of Directors prior to the date (the “Trigger Date”) following the earlier of (i) the first date on which the Preferred Stockholder and its affiliates no longer collectively beneficially own the Minimum Retained Ownership (as defined in our Amended and Restated Charter) and (ii) the date the Preferred Stockholder elects, by delivering written notice to us, to cause the Trigger Date to occur. Upon occurrence of the Trigger Date, all rights, powers, preferences and privileges associated with shares of our Non-Economic Series I Preferred Stock and associated with being the Preferred Stockholder in its capacity as the owner of the Non-Economic Series I Preferred Stock will automatically terminate in all respects and all shares of our Non-Economic Series I Preferred Stock will be automatically cancelled and forfeited for no consideration.
Actions Requiring Preferred Stockholder Approval. Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder, including, without limitation:
•entry into a debt financing arrangement in an amount in excess of 10% of our then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

•issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights priorities or powers that are more favorable than our Class A Common Stock or Class B Common Stock;
•adoption of a stockholder rights plan;
•amendment of our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws relating to our Board of Directors, our officers, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers, maintenance of books and records and amendments of our Amended and Restated Bylaws;
•the appointment or removal of our Chief Executive Officer or a Co-Chief Executive Officer, provided that, a majority of our directors that are independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of The New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Independent Directors”) may remove a Chief Executive Officer without the prior approval of the Preferred Stockholder solely for Cause (as defined in our Amended and Restated Charter);
•the termination of the employment of any of our officers without Cause;
•the merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of us and our subsidiaries; and
•the liquidation or dissolution of us.
Transferability. The holder of our Non-Economic Series I Preferred Stock may transfer all or any part of our Non-Economic Series I Preferred Stock held by it without first obtaining approval of any other stockholder so long as (i) it obtains prior written approval of a majority of the Independent Directors of our Board of Directors and (ii) the transferee assumes the rights and duties of our Non-Economic Series I Preferred Stock under our Amended and Restated Charter and agrees to be bound by the provisions of our Amended and Restated Charter.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. To the fullest extent permitted by law, each of our directors and officers will have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, including business interests and activities in direct competition with the business and activities of us, and we will waive and renounce any interest or expectancy therein. In addition, the doctrine of corporate opportunity will not apply with respect to us, any of our officers or directors, the Preferred Stockholder or any of their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and we will renounce any expectancy that such persons will offer any such corporate opportunity of which he, she or it may become aware to us. Notwithstanding the foregoing, we will not renounce our interest in any corporate opportunity offered to any of our directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of us and is one that such director or officer has no duty (contractual or fiduciary) to offer to KKR & Co. Inc. or its affiliates.
Anti-Takeover Provisions
Our Amended and Restated Charter and our Amended and Restated Bylaws and the DGCL contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of our Class A Common Stock held by stockholders. The following is a summary of certain provisions that may be deemed to have such effects:
Election and Removal of Directors
Prior to the Trigger Date, the Preferred Stockholder has the sole authority to elect directors. Prior to the Trigger Date, the Preferred Stockholder has the sole authority to remove and replace any director, with or without cause, at any time, subject to limited exceptions during the Protected Periods (as defined in the Amended and Restated Charter). In addition, our Amended and Restated Charter also provides that, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled by the Preferred Stockholder.
Actions Requiring Preferred Stockholder Approval
Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder. See the section titled “Non-Economic Series I Preferred Stock” above.
Amendments to our Amended and Restated Charter
Except as otherwise expressly provided by applicable law, only the vote of the Preferred Stockholder, together with the approval of our Board of Directors, shall be required in order to amend our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws. See the section titled “Non-Economic Series I Preferred Stock” above.
Special Stockholder Meetings
Our Amended and Restated Charter provides that special meetings of the holders of our Class A Common Stock and Class B Common Stock may be called at any time by our Board of Directors, the Preferred Stockholder or, prior to the Trigger Date, a majority of our Independent Directors.
Stockholder Action by Written Consent
Our Amended and Restated Charter provides that, if consented to by our Board of Directors and the Preferred Stockholder in writing, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class A Common Stock and Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.
Requirements for Advance Notification of Stockholder Proposals
Our Amended and Restated Bylaws will establish advance notice procedures with respect to stockholder proposals relating to the limited matters on which our Class A Common Stock and Class B Common Stock may be entitled to vote. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Amended and Restated Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Amended and Restated Bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of us.

Merger, Sale or Other Disposition of Assets
Our Amended and Restated Charter provides that we may not sell, exchange, lease or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or consummate any merger, sale or other similar combination without the prior approval of the Preferred Stockholder.
Choice of Forum
Unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, solely to the extent that the Court of Chancery lacks subject matter jurisdiction, the federal district court located in the State of Delaware) is the exclusive forum for resolving (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, in each case except as otherwise provided in our Amended and Restated Charter for any series of our Preferred Stock.
Business Combinations
We have elected to opt out of Section 203 of the DGCL, which provides that an “interested stockholder” (a person other than the corporation or any direct or indirect majority-owned subsidiary who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in “business combinations” (which is broadly defined to include a number of transactions, such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder without certain statutorily mandated approvals.
Limitation of Liability and Indemnification Matters
Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•for any breach of their duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.
We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Transfer Agent
The transfer agent for our Class A Common Stock is Equiniti Trust Company, LLC. We have agreed to indemnify Equiniti Trust Company, LLC in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

DESCRIPTION OF DEPOSITARY SHARES
We may offer depositary shares (either separately or together with other securities) representing fractional interests in our preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the preferred stock related to the depositary shares, we will deposit the preferred stock with the relevant preferred stock depositary and will cause the preferred stock depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange redemption and liquidation rights).

DESCRIPTION OF WARRANTS
We may issue warrants for the purchase of our Class A Common Stock, preferred stock or any combination thereof. Warrants may be issued independently or together with our securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.
You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:
(1)the number of securities purchasable upon exercise of the warrants and the price at which such securities may be purchased upon exercise of the warrants;
(2)the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);
(3)the United States federal income tax consequences applicable to the warrants;
(4)the amount of the warrants outstanding as of the most recent practicable date; and
(5)any other terms of the warrants.
Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of securities at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.
Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of securities, including the right to receive payments of any dividends on the securities purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

LEGAL MATTERS
Vinson & Elkins, L.L.P., Houston, Texas, will pass upon the validity of the Class A Common Stock covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The financial statements of Crescent Energy Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this prospectus, and the effectiveness of Crescent Energy Company’s internal control over financial reporting as of December 31, 2023, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statement of revenues and direct operating expenses for the Oil and Natural Gas Assets of SN EF Maverick, LLC (“SN Maverick”) and Mesquite Comanche Holdings, LLC (“MCOM”) (the Statement), for the year ended December 31, 2022, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statement contains an emphasis of matter paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the operations of the properties and an other matters paragraph describing limited procedures performed on the accompanying supplemental information related to oil and natural gas producing activities.
Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2023 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by Ryder Scott, our independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing and prior to effectiveness of the registration statement that contains this prospectus and prior to the time that all the Class A Common Stock offered by this prospectus have been sold by the selling stockholders as described in this prospectus (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules) or such registration statement has been withdrawn:
•our Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 4, 2024;
•our Current Report on Form 8-K/A, filed on September 6, 2023, and our Current Reports on Form 8-K, filed on February 24, 2024 and March 6, 2024.
•the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 337-4600
Attention: Investor Relations

Crescent Energy Company
Class A Common Stock

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